UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PROSPER MARKETPLACE, INC.
(Name of Subject Company (Issuer))

PROSPER MARKETPLACE, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

SERIES A PREFERRED STOCK, $0.01 PAR VALUE

SERIES B PREFERRED STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Sachin Adarkar, Esq.
General Counsel and Chief Compliance Officer
101 Second Street, 15th Floor
San Francisco, California 94105
(415) 593-5433

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401
Tel: (202) 662-6000

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)
$19,999,990.52		$2,576.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 1,392,757 outstanding shares of Series A Preferred Stock and Series B Preferred Stock, in the aggregate, at the maximum tender offer price of $14.36 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,576.00	Filing Party: Prosper Marketplace, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐ ☐

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with this Amendment No. 1 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) amends and supplements the offer by Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), to purchase up to 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01 per share, and Series B Preferred Stock, par value $0.01 per share (collectively, the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price equal to $14.36 per Share, net to the seller in cash, without interest. Prosper’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated June 18, 2014 (as may be amended and supplemented, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as described below.

The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 1.

Cover Page
The information set forth on the Cover Page of the Offer to Purchase is hereby amended and supplemented by the following:

Adding the phrase “in the Priority Listed Below” after the sentence “1,392,757 Shares in the Aggregate of its Series A and Series B Preferred Stock” and adding the following table after such revised sentence:

Acceptance Priority Level	Series of Preferred Shares	Maximum Number of Series that May Be Purchased	Offer Price Per Share
1	Series B Shares	1,392,757	$14.36 Per Share
2	Series A Shares	1,392,757	$14.36 Per Share

Replacing the first full paragraph on the Cover Page with the following paragraph:

“Prosper Marketplace, Inc. a Delaware corporation (“Prosper,” “we” or “us”), is offering to purchase for cash 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01, and its Series B Preferred Stock, par value $0.01 per share (together with the Series A Preferred Stock, the “Shares”), in the priority and subject to the limitations listed in the table above, upon the terms and subject to the conditions set forth in this document and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). If the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date (as defined below) exceeds 1,392,757 or the maximum number of shares specified for a particular series of Shares in the “Maximum Number of Shares of Series That May Be Purchased” column of the table above (a “Maximum Series Amount”), we will accept for purchase that number of  Shares that does not result in our purchasing more than the 1,392,757  or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the acceptance priority levels specified in the table above (in numerical priority order) and may be subject to proration, as described in this Offer to Purchase. We will pay a purchase price of $14.36 per share net to you in cash, less applicable estimated withholding taxes and without interest, for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares so tendered. We will purchase all Shares properly tendered and not properly withdrawn on the terms and subject to the conditions of the Offer, including the conditional tender and proration provisions. We reserve the right, in our sole discretion, to purchase more than 1,392,757 Shares in the Offer, subject to applicable law. We will not purchase Shares that we do not accept for purchase because of proration provisions or conditional tenders. We will return any Shares we do not purchase in the Offer to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 1.”

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is hereby amended and supplemented by inserting the following.

Replacing the answer following the question “How many Shares will Prosper purchase?” with the following answer:

“There are 13,868,152 Series A Shares and 8,288,734 Series B Shares that are currently outstanding. We will purchase 1,392,757 Shares properly tendered in the Offer, or such fewer number of Shares as are properly tendered and not properly withdrawn prior to the Expiration Date (as defined below) in the priority listed below.

Acceptance Priority Level	Series of Preferred Shares	Maximum Number of Series that May Be Purchased	Offer Price Per Share
1	Series B Shares	1,392,757	$14.36 Per Share
2	Series A Shares	1,392,757	$14.36 Per Share

The 1,392,757 Shares represent approximately 6.29% of the outstanding Series A and Series B Preferred Shares in the aggregate (on an as-converted to common stock basis) as of May 31, 2014, approximately 5.15% of our outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) as of May 31, 2014 and approximately 3.40% of our outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) when combined with our outstanding common stock as of May 31, 2014. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 1 and Section 7.”

Replacing the answer following the question “What will happen if more than 1,392,757 Shares are tendered?” with the following answer:

“If the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date (as defined below) exceeds 1,392,757 or the Maximum Series Amount, we will accept for purchase that number of  Shares that does not result in our purchasing more than the 1,392,757  or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the acceptance priority levels specified in the table above (in numerical priority order) and may be subject to proration, as described in this Offer to Purchase, except for Shares that were conditionally tendered and for which the condition was not satisfied. See Section 1".

Replacing the answer following the question “Do I have to tender my Shares in any particular order?” with the following answer:

No. You may tender Series A Preferred Stock or Series B Preferred Stock in any proportion or amount that you choose.

“Please note, however, that if the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date exceeds 1,392,757 or the Maximum Series Amount, we will accept for purchase that number of  Shares that does not result in our purchasing more than the 1,392,757  or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the acceptance priority levels specified in the table above (in numerical priority order) and may be subject to proration, as described in this Offer to Purchase, except for Shares that were conditionally tendered and for which the condition was not satisfied.”

Replacing the second sentence in the letter to holders of Prosper Series A and Series B Preferred Stock with the following sentence:

“Upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, we are offering to purchase 1,392,757 Shares in the priority listed below at a price of $14.36 per share, net to the seller in cash, less applicable estimated withholding taxes and without interest.”

Adding the following table after such revised sentence:

Acceptance Priority Level	Series of Preferred Shares	Maximum Number of Series that May Be Purchased	Offer Price Per Share
1	Series B Shares	1,392,757	$14.36 Per Share
2	Series A Shares	1,392,757	$14.36 Per Share

Replacing the eighth paragraph in the in the letter to holders of Prosper Series A and Series B Preferred Stock with the following paragraph:

“If the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date exceeds 1,392,757 or the Maximum Series Amount, we will accept for purchase that number of  Shares that does not result in our purchasing more than the 1,392,757  or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the acceptance priority levels specified in the table above (in numerical priority order) and may be subject to proration, as described in this Offer to Purchase, except for Shares that were conditionally tendered and for which the condition was not satisfied.”

Replacing the eleventh paragraph in the letter to holders of Prosper Series A and Series B Preferred Stock with the following paragraph:

“There are 13,868,152 Series A Shares and 8,288,734 Series B Shares that are currently outstanding. The 1,392,757 Shares represent approximately 6.29% of the outstanding Series A and Series B Preferred Shares in the aggregate (on an as-converted to common stock basis) as of May 31, 2014, approximately 5.15% of our outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) as of May 31, 2014 and approximately 3.40% of our outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) when combined with our outstanding common stock as of May 31, 2014. Neither our common stock nor our preferred stock has been registered and there is no established trading market for the Shares. See Section 8.”

Item 4.	Terms of the Transaction.

The information set forth under Section 1 (“Number of Shares; Proration”) in the Offer to Purchase  is hereby amended and supplemented as follows:

Replacing the first paragraph under the heading “Number of Shares; Proration” with the following paragraph:

“General. Upon the terms and subject to the conditions of the Offer, we will purchase 1,392,757 Shares in the priority listed below, or such fewer number of Shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price of $14.36 per Share, net to the seller in cash, less applicable estimated withholding taxes and without interest.”

Adding the following table after such revised paragraph:

Acceptance Priority Level	Series of Preferred Shares	Maximum Number of Series that May Be Purchased	Offer Price Per Share
1	Series B Shares	1,392,757	$14.36 Per Share
2	Series A Shares	1,392,757	$14.36 Per Share

Replacing the fifth paragraph under the heading “Number of Shares; Proration,”  which appears under the subheading “Priority of Purchases” with the following paragraph:

“Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date exceeds 1,392,757 (or such greater number of Shares as we may elect to purchase, subject to applicable law) or the Maximum Series Amount, we will accept for purchase that number of  Shares that does not result in our purchasing more than the 1,392,757  or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the acceptance priority levels specified in the table above (in numerical priority order) and may be subject to proration, as described in this Offer to Purchase.  Among these Shares, we will purchase properly tendered Shares in the following order of priority:”

Inserting the following paragraph and tables after the ninth paragraph under the heading “Number of Shares; Proration”:

“If the aggregate number of  Shares that are validly tendered and not properly withdrawn as of the Expiration Date exceeds the Maximum Number of Shares or a Maximum Series Amount, we will accept for purchase that number of  Shares that does not result in our purchasing more than the Maximum Number of Shares or a Maximum Series Amount. In that event, the Shares will be accepted for purchase in accordance with the Acceptance Priority Levels specified in the table below (in numerical priority order).”

Acceptance Priority Level	Series of Preferred Shares	Maximum Number of Series that May Be Purchased	Offer Price Per Share
1	Series B Shares	1,392,757	$14.36 Per Share
2	Series A Shares	1,392,757	$14.36 Per Share

Significant Participation Scenario

Series of Preferred Shares	Number of Tendered Shares Tendered	Number of Tendered Shares Accepted	% of Tendered Shares Accepted
Series B Shares	1,392,757	1,392,757	100%
Series A Shares	1,392,757	0	0%

Moderate Participation Scenario

Series of Preferred Shares	Number of Tendered Shares Tendered	Number of Tendered Shares Accepted	% of Tendered Shares Accepted
Series B Shares	800,000	800,000	100%
Series A Shares	1,392,757	592,757	43%

Low Participation Scenario

Series of Preferred Shares	Number of Tendered Shares Tendered	Number of Tendered Shares Accepted	% of Tendered Shares Accepted
Series B Shares	500,000	500,000	100%
Series A Shares	500,000	500,000	100%

The information set forth under Section 1 (“Number of Shares; Proration”) in the Offer to Purchase  is hereby amended and supplemented as follows:

Deleting the phrase “except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.” from the sentence that begins “We may in the future purchase…” which is in the fifth paragraph under the subheading “Certain Effects of the Offer.”

3

Item 8.	Interest in Securities of the Subject Company.

The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase  is hereby amended and supplemented as follows:

The first four paragraphs and the ensuing table set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase  are replaced with the following:

Interests of Directors and Executive Officers. As of May 31, 2014, we had issued and outstanding approximately 13,897,201 shares of common stock, 13,868,152 Series A Shares, 8,288,734 Series B Shares, 27,037,840 Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) and 22,156,886 Series A and Series B Preferred Shares in the aggregate (on an as-converted to common stock basis). The 1,392,757 Shares that we are offering to purchase pursuant to the Offer represent approximately 6.29% of the outstanding Series A and Series B Preferred Shares in the aggregate (on an as-converted to common stock basis), approximately 5.15% of the outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) and approximately 3.40% of the then outstanding Series A, Series A-1, Series B and Series C Preferred Shares in the aggregate (on an as-converted to common stock basis) when combined with our then outstanding  common stock, in each case, as of that date. As of June 18, 2014, our directors and executive officers as a group (8 persons) beneficially owned an aggregate of 12,676,433 Shares, representing approximately 57.21% of the total outstanding Shares in the aggregate (on an as-converted to common stock basis), computed in accordance with the requirements of the SEC described below. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders.

The following table sets forth, as of June 18, 2014, the aggregate number and percentage of Shares that were beneficially owned by our directors and executive officers. For each listed person, percentage ownership is calculated based on Shares outstanding as of June 18, 2014 plus, for that person only, any Shares underlying securities that are exercisable or convertible within 60 days of June 18, 2014. To our knowledge, except as otherwise noted below, each person included in the table has sole voting and investment power with respect to all Shares shown as beneficially owned by such person, subject to community property laws, where applicable. The "After Offer" columns of the table reflect percentage ownership of the Shares after giving effect to the Offer, assuming:

●	we purchase 1,392,757 Shares of the particular class of preferred shares addressed by the column at issue;

●	none of Pat Grady, Christopher Bishko, Sequoia Capital or Omidyar Network Fund LLC (the “Non-Participating Parties”) tender any Shares; and

●	we accept each director or executive officer’s (other than the Non-Participating Parties) tender of all of such person or entity’s Series A or Series B Preferred Shares, meaning we purchase the maximum number of such tendering person’s or entity’s Series A or Series B Preferred Shares possible.

We have been advised that none of Pat Grady, Christopher Bishko, Sequoia Capital or Omidyar Network Fund LLC intend to tender any Shares. Each other director and executive officer may, in such director’s or executive officer’s sole discretion, tender Shares owned or controlled by them in the Offer.

Unless otherwise indicated below, the address of the persons listed is c/o Prosper Marketplace, Inc., 101 Second Street, 15th Floor, San Francisco, California 94105.

	Number of Shares Beneficially Owned		Percent Series A Shares Beneficially Owned		Percent Series B Shares Beneficially Owned
Name and Address of Beneficial Owner	Outstanding Series A Shares	Outstanding Series B Shares	Before Offer	After Offer	Before Offer	After Offer
Named Executive Officers and Directors
Rajeev Date	0	0	0.00%	0.00%	0.00%	0.00%
Pat Grady (1)	6,934,084	3,315,499	50.0%	55.58%	40.00%	48.08%
Christopher Bishko (2)	145,003	72,193	1.00%	1.16%	1.00%	1.05%
Stephan Vermut (3)	693,408	0	5.00%	0.00%	0.00%	0.00%
Aaron Vermut (4)	693,408	0	5.00%	0.00%	0.00%	0.00%
Ronald Suber (5)	693,408	0	5.00%	0.00%	0.00%	0.00%
David Golob	0	0	0.00%	0.00%	0.00%	0.00%
Nigel Morris (6)	129,430	0	0.90%	0.00%	0.00%	0.00%
All current directors and executive officers as a group	9,288,741	3,387,692	66.98%	63.29%	40.87%	49.13%
Omidyar Network Fund LLC (7)	145,003	72,193	1.00%	1.16%	1.00%	1.05%
Sequoia Capital (8)	6,934,084	3,315,499	50.0%	55.58%	40.00%	48.08%
Francisco Partners (9)	0	0	0.00%	0.00%	0.00%	0.00%
QED Investors (10)	129,430	0	0.90%	0.00%	0.00%	0.00%

(1)
Consists of 6,934,084 Series A and 3,315,499 Series B Shares held by Sequoia Capital through certain of its affiliates. Mr. Grady is a partner of Sequoia Capital and therefore may be deemed to share voting and investment power over these Shares. Mr. Grady disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein.

(2)
Consists of 145,003 Series A and 72,193 Series B Shares held by Omidyar Network Fund LLC (“Omidyar”). Mr. Bishko is an investment partner of Omidyar and therefore may be deemed to share voting and investment power over these shares. Mr. Bishko disclaims beneficial ownership with respect to the shares except to the extent of his pecuniary interest therein.

(3)
Consists of 693,408 Series A Shares held by Stephan Vermut or his affiliate. Mr. Vermut is deemed to have voting and investment power over these shares. Mr. Vermut disclaims beneficial ownership with respect to the shares held by his affiliate except to the extent of his pecuniary interest therein.

(4)	Consists of 693,408 Series A Shares held by Aaron Vermut.
(5)	Consists of 693,408 Series A Shares held by Ronald Suber.
(6)	Consists of 129,430 Series A Shares held by QED Investors L.P. through certain of its affiliates. Mr. Morris is a managing partner of QED Investors, LP. and therefore may be deemed to share voting and investment power over these Shares. Mr. Morris disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein.
(7)	The address of Omidyar is 1991 Broadway Street, Suite 200, Redwood City, California 94063.
(8)	Represents 6,934,084 Series A and 3,315,499 Series B Shares held by Sequoia Capital through certain of its affiliates. Sequoia Capital is deemed to have voting and investment power over these shares. The address for Sequoia Capital is 300 Sand Hill Road, 4-250, Menlo Park, California 94025.
(9)	The address of Francisco Partners is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(10)	Consists of 129,430 Series A Shares held by QED Investors L.P. through certain of its affiliates. Mr. Morris is a managing partner of QED Investors, LP. and therefore may be deemed to share voting and investment power over these Shares. Mr. Morris disclaims beneficial ownership with respect to the Shares except to the extent of his pecuniary interest therein. The address of QED Investors, LP. is 311 Cameron Street, Alexandria, VA 22314.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 16 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth under Section 10 (“Information About Prosper”) in the Offer to Purchase and the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended, is incorporated herein by reference.

(b) The information set forth under Section 10 (“Information About Prosper”) in the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Information About Prosper”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(d)(10)	Stock Purchase Agreement, dated May 1, 2014, with FS Venture Capital LLC, Francisco Partners and/or its affiliates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPER MARKETPLACE, INC.

By:	/s/ Sachin Adarkar
Name: Sachin Adarkar
Title: General Counsel & Secretary

Dated: July 3, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated June 18, 2014.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter dated June 18, 2014, from Aaron Vermut, Chief Executive Officer of Prosper Marketplace, Inc.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(d)(1)
Asset Transfer Agreement, dated January 22, 2013, between Prosper Marketplace, Inc. and Prosper Funding LLC (incorporated by reference to Exhibit 2.1 of Prosper and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(2)
Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc. (incorporated by reference to Exhibit 10.1 of PMI and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(3)
Amendment No. 1 to Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc., dated January 1, 2014 (incorporated by reference to Exhibit 10.1 to Prosper’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014)

(d)(4)
Indemnification Agreement, dated January 15, 2013, between Prosper Marketplace, Inc. and Patrick Grady (incorporated by reference to Exhibit 10.20 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(5)
Indemnification Agreement, dated July 18, 2013, between Prosper Marketplace, Inc. and Rajeev V. Date (incorporated by reference to Exhibit 10.21 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(6)
Schedule of Prosper Marketplace, Inc. Officer and Director Indemnification Agreements (included as Exhibit A in Exhibit d(4)) (incorporated by reference to Exhibit 10.22 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(7)	Amended and Restated Investors’ Rights Agreement, dated May 15, 2014, by and among Prosper and the persons and entities listed on Exhibit A thereto (1)
(d)(8)	Amended and Restated Voting Agreement, dated May 15, 2014, by and among Prosper and the entities listed on Exhibit A thereto and the persons listed on Exhibit B thereto (1)
(d)(9)	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 15, 2014, by and among Prosper and the individuals and entities listed on Exhibit A thereto and Exhibit B thereto (1)
(d)(10)	Stock Purchase Agreement, dated May 1, 2014, with FS Venture Capital LLC, Francisco Partners and/or its affiliates. (1)

(1) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act.